

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2022

George Bee
Chielf Executive Officer and President
U.S. Gold Corp.
1910 E. Idaho St.
Suite 102-Box 604
Elko, NV 89801

      Re: U.S. Gold Corp.
            Registration Statement on Form S-3
            Filed January 28, 2022
            File No. 333-262415

Dear Mr. Bee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Irene Barbarena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Brian Boonstra, Esq.